December 28, 2004

James O'Connor

Division of Investment Management

U.S. Securities and Exchange Commission

901 E Street NW

Washington, D.C.  20004

RE:       Evergreen Municipal Trust, File Nos. 333-36033 and 811-08367 (the “Registrant”)

            Post-Effective Amendment No. 41 to the Registration Statement on Form N-1A

            For the Evergreen Southern State Municipal Bond Funds

Dear Mr. O'Connor:

In response to your comments to the Registrant’s Form N-1A filing made on October 28, 2004, pursuant to Rule 485(a) for the Evergreen Southern State Municipal Bond Funds, (accession no. 0000907244-04-000322), which you relayed to us in our telephone conversation on December 14, 2004, please note the following responses:

Comment:       You noted that in the section entitled “Calculating the Share Price” there is disclosure related to the pricing policies for foreign securities.  You have asked us to consider whether this disclosure is appropriate for a fund which holds no investments in foreign securities.  You noted that in the “Final Rule: Disclosure Regarding Market Timing and Selective Disclosure of Portfolio Holdings” (Release Nos. 33-8408;IC-26418;File No. S7-26-03), the disclosure required by the rule “should be specific to the fund, taking into account its investment objectives, policies, and strategies.”

You also asked whether the fair value policy for the municipal bond funds specifically takes into consideration the types of securities common to municipal bond portfolios, such as illiquid or thinly traded securities.

Response:       We have removed this language since the applicable funds do not invest in foreign securities.  We will include this particular disclosure related to pricing of foreign securities in prospectuses containing funds that invest in foreign securities.

U.S. Securities and Exchange Commission

Division of Investment Management

With respect to securities that are more prevalent in municipal bond fund portfolios, such as thinly traded and illiquid securities, we believe our fair value policy currently disclosed in the prospectus, which reads “the Funds will ‘fair value’ securities when (i) quotations are not available from any outside source; (ii) quotations are stale and there is no current trading activity in the security; and (iii) closing quotations as received from an outside source do not reflect the current market value,” adequately covers these types of securities.

Comment:       You have asked us to add disclosure to the section entitled “Calculating the Share Price” to state the potential effect of using a fair value price on a shareholder’s investment.

Response:       We have added disclosure to state the following:

“Pricing a security at a fair value involves relying on a good faith value judgment made by individuals rather than on price quotations obtained in the marketplace.  Although intended to reflect the actual value at which securities could be sold in the market, the fair value of one or more of the securities in the portfolio, which is used to determine the Fund’s NAV, could be different from the actual value at which those securities could be sold in the market.  Therefore, if a shareholder purchases or redeems shares in a Fund which holds securities priced at fair value, this may have the effect of diluting or increasing the shareholder’s investment.”

Comment:       You noted that, in the section entitled “Calculating the Share Price,” we state that “the value of the foreign securities is determined by applying a fair value coefficient supplied by a Board-approved third-party service provider” (emphasis mine). You suggested that this wording might imply that the Board of Trustees delegates its responsibility for fair value pricing to a third-party service provider.  You asked us to clarify this disclosure.

Response:       As I stated to you, the Fund’s Board of Trustees does not delegate its responsibilities to price portfolio securities.  The Board has approved the fair value pricing methodology, which includes obtaining a fair value coefficient from a third-party service provided with respect to foreign securities when certain conditions warrant.  We have amended the wording as follows to clarify:

“In these instances, the value of the foreign securities is determined by applying a fair value coefficient supplied by a third-party service provider.”

Consistent with your first comment above, this statement will appear in the prospectuses for Funds which invest in foreign securities.

Also, please note that, under the “Fund Pricing” subsection of “Fund Operating Policies and Procedures” it currently states, “If no recent market data is available for a security, or if the available data is deemed not to be indicative of current value, the Fund will price that security at a fair value according to the policies established by the Board of Trustees.”

U.S. Securities and Exchange Commission

Division of Investment Management

Comment:       You have asked us whether our policy described in the section entitled “Short-Term Trading” takes into account arbitrage opportunities that might be particular to securities common to municipal bond fund portfolios. You noted that the disclosure required by the rules should be specific to the fund, taking into account its investment objectives, policies, and strategies.

Response:       Our short-term trading policy is designed to address the problems of excessive short-term trading in a mutual fund, including a municipal bond fund.  We currently do not see particular arbitrage opportunities for a fund that invests primarily in municipal bond securities that are not already adequately addressed by our policy.

Comment:       With respect to the section entitled “Short-Term Trading,” you asked if there are any exceptions to our policy to limit investors to three “round-trip” exchanges per quarter and five “round-trip” exchanges per calendar year. In addition, you have asked us to disclose the consequences the investor would face if that investor violated the policy.

Response:       We do not have any exceptions to this policy.  As we discussed, and as disclosed in the section entitled “Short-Term Trading,” there are instances we were are not able to detect and prevent trading that violates these restrictions, such as when an investor trades through a broker-dealer or through retirement plans which hold the investor’s shares in an omnibus account.

                        We have added the following statement to describe the consequences the investor would face if the investor violated the policy:

“If the Fund discovers that an investor has exceeded these ‘round-trip’ exchange limitations, the Fund will reject the purchase or exchange or terminate the investor’s investment or exchange privileges.”

Comment:       You have asked us to state supplementally whether we have taken any steps to require short-term trading to be monitored in the omnibus account positions held in the Fund.

Response:       Most of our selling agreements and sub-transfer agent agreements with broker-dealers who sell shares of the Evergreen funds and who hold their clients’ positions in omnibus accounts contain terms which require the broker-dealer to comply with applicable provisions in the relevant fund’s prospectus, which includes our short-term trading policy.  With respect to the broker-dealers who have not agreed to this term, we are currently negotiating to require them to either provide us with a means of monitoring the underlying accounts for compliance with our short-term trading policy or represent that they are monitoring for short-term trading according to mutually acceptable policy.

Comment:       With respect to the section entitled “Portfolio Holdings,” you have asked that we expand on the disclosure to more adequately address the requirements described in “Final Rule: Disclosure Regarding Market Timing and Selective Disclosure of Portfolio Holdings” (Release Nos. 33-8408;IC-26418;File No. S7-26-03)

U.S. Securities and Exchange Commission

Division of Investment Management

Response:       We have added disclosure to the Fund’s SAI to more completely address the specific requirements under the rule.  We have also added a cross-reference to the SAI in the summary contained in the prospectus which states, “See ‘Policy for Dissemination of Portfolio Holdings’ in the SAI for more information.”  The new disclosure added to the SAI is as follows:

“Policy for Dissemination of Portfolio Holdings

A complete listing of portfolio holdings for every Fund as of the calendar quarter end will be available to the public approximately 15 calendar days after the calendar quarter end. Such listing to be posted to EvergreenInvestments.com as soon after the 15 days as possible. In addition, certain Funds (such as Evergreen money market funds) may make available to the public a complete list of holdings as of month end, posted to EvergreenInvestments.com within approximately 15 calendar days after the month end.  Once released to the web, there are no restrictions on providing the data to any shareholder or external party.

No other dissemination of portfolio holdings is allowed to any shareholder, potential shareholder or party external to Evergreen except for dissemination (i) required by law, (ii) to external subadvisers with respect to the Fund it advises, or (ii) to institutional investment consultants or mutual fund analytical firms (such as Morningstar and Lipper) and, in such cases, only where there are signed confidentiality agreements in place that are approved through Evergreen's legal division. Institutional investment consultants are those organizations who utilize fund holdings data and characteristics such as beta, P/E ratio, etc. to screen investment vehicles for their large, institutional clients.  These consultants typically compare the Funds against other investment firms’ products to see which is most suitable for the clients.  In presentations to clients, these consultants will sometimes provide data regarding the Funds and how they compared to products of other investment advisors.  The confidentiality agreements applicable to these situations preclude these firms from providing any client with holdings data until the 15th calendar day after quarter end when the data is available to the public.

This policy applies to affiliates of Evergreen such as Wachovia Trust and Wachovia Securities.  Officers of the Funds may authorize disclosure of the Fund’s portfolio securities in accordance with this policy.  The Fund’s Board had reviewed this policy and has designated a chief compliance officer to be responsible for monitoring compliance with the policy.  The chief compliance officer reports directly to the Board.”

Comment:       You havestated thatItem 12(b)(1) of Form N-1A requires disclosure of the material factors and the conclusions that formed the basis for the Board of Trustees’ approval of the existing investment advisory contract.  You have asked that we add disclosure which more adequately addresses the conclusions reached by the Board after their consideration of the factors currently disclosed.

Response:       We have added the following disclosure:

U.S. Securities and Exchange Commission

Division of Investment Management

                        “After reviewing a variety of factors, such as those described above, the Trustees concluded that the service provided by the investment advisor was sufficient and met the terms of the contract, and that the fees were reasonable and consistent with industry norms for funds of comparable size and asset class.”

You had indicated that all correspondence is now required to make certain representations. We make the following representations to you:

the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will file an amended Form N-1A pursuant to Rule 485(b) for each Registrant on or about December 27, 2004.  Revisions made to the prospectus and/or statement of additional information will be marked.

Please feel free to call me at 617-210-3676 with questions or comments.  Thank you.

                                                                                    Sincerely,

                                                                                    Catherine Kennedy, Esq.

                                                                                    Legal Department

                                                                                    Evergreen Investments